EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2014, our 2013 annual consolidated financial statements and our 2013 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of October 29, 2014. This management's discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2014 outlook and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Cautionary Note Concerning Factors That May Affect Future Results” section of this management’s discussion and analysis.

Contents - We have organized our management’s discussion and analysis in the following key sections:

		Page
•	Overview – a brief discussion of our business	1
•	Results of Operations – a comparison of our current and prior-year period results	3
•	Liquidity and Capital Resources – a discussion of our cash flow and debt	16
•	Outlook – our current financial outlook for 2014	21
•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	22
•	Subsequent Events – a discussion of material events occurring after September 30, 2014 and through the date of this management’s discussion and analysis	23
•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	23
•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	23
•	Additional Information – other required disclosures	23
•	Appendices – supplemental information and discussion	25

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position and for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

OVERVIEW

Our company - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the market segments that we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our company is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. We believe this structure allows us to best meet the complex demands of our customers, capture growth opportunities and achieve efficiencies. We also operate a Global Growth & Operations (GGO) organization which works across our business units to identify opportunities in faster growing geographic areas. We do not report GGO as a separate business unit, but rather include its results within our strategic business units. Our Reuters News business is managed and reported within our corporate center.

KEY HIGHLIGHTS

Our third quarter results were consistent with our expectations and built upon the improved trends we reported in the first six months of the year. Below are highlights from our third quarter results.

(millions of U.S. dollars, except per share amounts)				Excluding Charges*
Non-IFRS Financial Measures (1)	2014	2013	Change	2014	2013	Change
Revenues from ongoing businesses	3,107	3,073	1%	3,107	3,073	1%
Revenue growth before currency			1%			1%
Adjusted EBITDA	822	845	(3%)	840	855	(2%)
Adjusted EBITDA margin	26.5%	27.5%	(100)bp	27.0%	27.8%	(80)bp
Underlying operating profit	530	548	(3%)	548	558	(2%)
Underlying operating profit margin	17.1%	17.8%	(70)bp	17.6%	18.2%	(60)bp
Adjusted earnings per share (adjusted EPS)	$0.45	$0.48	(6%)	$0.47	$0.49	(4%)

* The charges incurred were associated with our simplification program initiatives.

Revenues from ongoing businesses increased before currency, reflecting 4% combined growth from our Legal, Tax & Accounting and Intellectual Property & Science businesses, which was partially offset by a 2% decline in our Financial & Risk business. The increase in revenues from ongoing businesses before currency was due to contributions from acquisitions as revenues from existing businesses were essentially unchanged.

•	Despite a 2% revenue decrease, we believe that Financial & Risk is continuing to make progress. The business continued to drive cost savings and expanded margins for the first nine months of the year by executing on its operational priorities and simplification program initiatives. Financial & Risk’s revenue decline in the third quarter reflected the lag effect of negative net sales over the past 12 months on its revenue. A 1% contribution from acquisitions was more than offset by a 3% decline in existing businesses. Financial & Risk’s net sales continued to improve and were positive in the third quarter and the nine-month period. In the third quarter, net sales were positive in all regions. For the fourth quarter of 2014, we expect Financial & Risk’s net sales performance will improve over the comparable prior-year period.
•	Legal’s revenues rose 1%, driven by growth in revenues from existing businesses for the first time since the second quarter of 2013. A 6% increase in Legal’s Solutions businesses was offset by an 8% decline in U.S. print and a 1% decline in U.S. online legal information.
•	Tax & Accounting had a strong third quarter, with revenues increasing 13%, of which 9% was from existing businesses. This growth was driven by the continued strength of its offerings and healthy conditions prevailing in the global tax and accounting markets.
•	Intellectual Property & Science also reported good growth, with revenues increasing 3%, all from existing businesses. Revenue growth reflected strong growth in recurring revenues.
•	Our Global Growth & Operations (GGO) unit, which works across our businesses to combine our global capabilities, increased revenues 8%, of which 3% was from existing businesses. On an annualized basis, GGO comprises about $1.2 billion of our company’s total revenues. GGO’s results are included in each of our four segments.

The decrease in adjusted EBITDA and the related margin decline included higher charges associated with our simplification program initiatives in the current-year period, as well as a significant negative impact from foreign exchange. Excluding charges from both periods, the decrease in our adjusted EBITDA margin was almost entirely due to foreign exchange, but also reflected investments in our Tax & Accounting and Intellectual Property & Science segments, which offset the cost savings from our earlier simplification program initiatives. The decrease in underlying operating profit and margins (including and excluding the charges) largely reflected the same factors that impacted adjusted EBITDA. Adjusted EPS decreased due to lower underlying operating profit and higher income tax expense.

In the third quarter, we completed an offering of $1.0 billion of debt securities.

In the first nine months of 2014, we returned over $700 million to shareholders through our buyback program.

During 2014, we remain focused on:

•	Transforming from a portfolio company to an enterprise model to realize more benefits from simplification and greater scale;
•	Shifting our growth focus towards organic initiatives (rather than acquisitions), with greater emphasis on innovation and investing organically in high growth opportunities; and
•	Delivering strong and consistent cash flow growth to reinvest in our growth businesses while returning capital to our shareholders both through dividends and increased share repurchases.

KEY HIGHLIGHTS (CONTINUED)

2014 Outlook:

We recently reaffirmed our 2014 full-year business outlook that we originally communicated in February. For 2014, we continue to expect revenues to be comparable to 2013(1), adjusted EBITDA margin(1) between 26.0% and 27.0%, underlying operating profit margin(1) between 17.0% and 18.0%, and free cash flow(1) between $1.3 billion and $1.5 billion.

Our 2014 outlook includes the impact of an estimated $120 million of previously announced charges expected to be incurred this year. The free cash flow outlook for 2014 reflects the estimated cash impact of the charges incurred in 2013 and expected to be incurred in 2014, as well as the impact of the loss of free cash flow from Other Businesses (approximately $375 million in the aggregate). Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

(1) Refer to Appendix A for additional information on non-IFRS financial measures.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;
•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);
•	Underlying operating profit and the related margin;
•	Adjusted EBITDA and the related margin;
•	Adjusted EBITDA less capital expenditures and the related margin;
•	Adjusted earnings and adjusted earnings per share;
•	Net debt;
•	Free cash flow; and
•	Free cash flow from ongoing businesses.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

In this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our consolidated income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described in the “Use of Non-IFRS Financial Measures” section. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our consolidated interim financial statements for the three and nine months ended September 30, 2014: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing.
•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

See note 3 of our consolidated interim financial statements for the three and nine months ended September 30, 2014 which includes a reconciliation of results from our reportable segments to consolidated results as reported in our consolidated income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency changes. We separately measure both the revenue growth of existing businesses and the impact of acquired businesses on our revenue growth, on a constant currency basis.

CONSOLIDATED RESULTS

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2014	2013	Change	2014	2013	Change
IFRS Financial Measures
Revenues	3,107	3,086	1%	9,396	9,424	-
Operating profit	466	316	47%	1,206	1,303	(7%)
Diluted earnings per share	$0.28	$0.33	(15%)	$0.93	$0.58	60%

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,107	3,073	1%	9,394	9,278	1%
Adjusted EBITDA	822	845	(3%)	2,519	2,460	2%
Adjusted EBITDA margin	26.5%	27.5%	(100)bp	26.8%	26.5%	30bp
Adjusted EBITDA less capital expenditures	591	633	(7%)	1,815	1,710	6%
Adjusted EBITDA less capital expenditures margin	19.0%	20.6%	(160)bp	19.3%	18.4%	90bp
Underlying operating profit	530	548	(3%)	1,639	1,579	4%
Underlying operating profit margin	17.1%	17.8%	(70)bp	17.4%	17.0%	40bp
Adjusted earnings per share (adjusted EPS)	$0.45	$0.48	(6%)	$1.41	$1.34	5%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Japanese yen, weakened against the British pound sterling and was essentially unchanged against the Euro in the third quarter of 2014 compared to the same period in 2013. Given our currency mix of revenues and expenses around the world, these fluctuations had no impact on our revenue growth, but had a negative impact on our adjusted EBITDA and underlying operating profit margins in the third quarter.

Revenues.

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing Businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,107	3,073	-	1%	1%	-	1%
Other Businesses	-	13	n/m	n/m	n/m	n/m	n/m
Revenues	3,107	3,086	n/m	n/m	n/m	n/m	1%

	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing Businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	9,394	9,278	-	1%	1%	-	1%
Other Businesses	2	146	n/m	n/m	n/m	n/m	n/m
Revenues	9,396	9,424	n/m	n/m	n/m	n/m	-

Revenues from ongoing businesses increased on a constant currency basis in both the third quarter and the nine-month period as combined growth of 4% in our Legal, Tax & Accounting and Intellectual Property & Science segments was partially offset by a 2% decline in our Financial & Risk segment. Acquisitions contributed to revenue growth in both periods. Revenues from existing businesses were essentially unchanged as growth in our Tax & Accounting and Intellectual Property & Science segments offset a 3% decline in our Financial & Risk segment. The decline in Financial & Risk was primarily due to the lag effect of negative net sales over the prior 12 months on our current period revenue, reflecting our largely subscription-based model.

Our GGO organization is focused on supporting our businesses in the following geographic areas: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. Revenues from these geographic areas represented 10% and 9% of our revenues in the third quarter and nine-month period, respectively. On a constant currency basis, revenues from our GGO regions grew 8% in both periods, and grew 3% and 4% from existing businesses in the third quarter and nine-month period, respectively.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Operating profit	466	316	47%	1,206	1,303	(7%)
Adjustments to remove:
Amortization of other identifiable intangible assets	160	165		488	482
Fair value adjustments	(88)	70		(53)	(21)
Other operating (gains) losses, net	(9)	6		(4)	(124)
Operating loss (profit) from Other Businesses	1	(9)		2	(61)
Underlying operating profit	530	548	(3%)	1,639	1,579	4%
Remove: depreciation and amortization of computer software (excluding Other Businesses)	292	297		880	881
Adjusted EBITDA(1)	822	845	(3%)	2,519	2,460	2%
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	231	212		704	750
Adjusted EBITDA less capital expenditures(1)	591	633	(7%)	1,815	1,710	6%
Underlying operating profit margin	17.1%	17.8%	(70)bp	17.4%	17.0%	40bp
Adjusted EBITDA margin	26.5%	27.5%	(100)bp	26.8%	26.5%	30bp
Adjusted EBITDA less capital expenditures margin	19.0%	20.6%	(160)bp	19.3%	18.4%	90bp
(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

In the third quarter, operating profit increased primarily due to favorable fair value adjustments. In the nine-month period, operating profit decreased primarily due to a gain in 2013 on the sale of our Investor Relations, Public Relations and Multimedia Solutions businesses (Corporate Services). Operating profit was further impacted by charges, primarily severance, associated with our simplification program initiatives. In the third quarter of 2014, we incurred $18 million of charges compared to $10 million in the prior-year period. In the nine-month period of 2014, we incurred $58 million of charges compared to $97 million in the prior-year period. As previously announced, we expect to incur approximately $120 million of charges in 2014.

In the third quarter, adjusted EBITDA, underlying operating profit and the related margins declined primarily due to the impact of unfavorable foreign exchange. In the nine-month period, adjusted EBITDA, underlying operating profit and the related margins increased primarily due to lower charges associated with our simplification program initiatives compared to the prior-year period. Depreciation and amortization decreased slightly in both periods. In the third quarter, the impact of foreign currency caused both adjusted EBITDA and underlying operating profit margins to decline by 70bp. In the nine-month period, the impact of foreign currency increased adjusted EBITDA margin by 10bp, but did not affect underlying operating profit margin.

Adjusted EBITDA less capital expenditures decreased in the third quarter due to lower adjusted EBITDA and higher capital expenditures. Adjusted EBITDA less capital expenditures increased in the nine-month period due to higher adjusted EBITDA and lower capital expenditures. The fluctuations in capital expenditures reflected timing of spending.

As discussed above, in the third quarter of 2014, we continued to incur charges for simplification program initiatives and we continued to reduce our costs as a result of earlier initiatives. We believe that our adjusted EBITDA and underlying operating profit margins excluding these charges provide a better measurement of our performance.

•	Excluding the charges from both periods, our adjusted EBITDA margin decreased 80bp in the third quarter. The margin decline was almost entirely attributable to the impact of foreign exchange, but also reflected investments in our Tax & Accounting and Intellectual Property & Science segments which offset the cost reductions from our simplification program initiatives. On the same basis, our adjusted EBITDA margin decreased 20bp in the nine-month period of 2014, as benefits from simplification program initiatives were not enough to mitigate the decline in revenues from existing businesses in our Financial & Risk segment over the nine-month period, and investments in our Tax & Accounting and Intellectual Property & Science segments. Foreign exchange had no impact on the adjusted EBITDA margin in the nine-month period.
•	Excluding charges from both periods, our underlying operating profit margin decreased 60bp in the third quarter, and was unchanged in the nine-month period primarily due to the same factors that impacted adjusted EBITDA margin.

We are focused on leveraging our unique content and capabilities on behalf of our customers and to establish a scalable platform for sustainable growth. We believe that simplification efforts are critical to drive growth as well as realize savings. Our key areas of focus include the consolidation of our technology platforms and content assets; the standardization of internal processes such as order-to-cash; the outsourcing of non-core activities; and a reduction in the number of real estate sites and legal entities through which we currently operate. We announced specific simplification initiatives in 2013 to reduce our ongoing staff costs, primarily in our Financial & Risk business. These initiatives are generating benefits in 2014, and by 2015, we expect to generate approximately $300 million of annual cost savings.

Operating expenses.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Operating expenses	2,198	2,302	(5%)	6,826	6,882	(1%)
Adjustments to remove:
Fair value adjustments(1)	88	(70)		53	21
Other Businesses	(1)	(4)		(4)	(85)
Operating expenses, excluding fair value adjustments and Other Businesses	2,285	2,228	3%	6,875	6,818	1%
(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, increased in the third quarter compared to the prior-year period as higher expenses associated with newly acquired businesses, higher charges associated with our simplification program initiatives, investments in our Tax & Accounting and Intellectual Property & Science segments, and the unfavorable impact of foreign exchange more than offset reduced costs resulting from simplification program initiatives. In the nine-month period, operating expenses, excluding fair value adjustments and Other Businesses, increased despite lower charges associated with our simplification program initiatives and lower expenses due to a reduction in our cost structure associated with these initiatives, as higher expenses associated with newly acquired businesses, investments in our Tax & Accounting and Intellectual Property & Science segments, and the unfavorable impact of foreign exchange more than offset the cost reductions. The charges associated with our simplification program initiatives were $18 million in the third quarter (2013 – $10 million) and $58 million in the nine-month period (2013 – $97 million).

Depreciation and amortization.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Depreciation	97	102	(5%)	294	310	(5%)
Amortization of computer software	195	195	-	586	571	3%
Subtotal	292	297	(2%)	880	881	-
Amortization of other identifiable intangible assets	160	165	(3%)	488	482	1%

•	Depreciation and amortization of computer software on a combined basis were slightly lower in both periods due to the completion of depreciation of fixed assets acquired in previous years. The increase in amortization of computer software in the nine-month period reflected our investments in products, such as Thomson Reuters Eikon, and the amortization of assets from recently acquired businesses.
•	Amortization of other identifiable intangible assets decreased in the third quarter and increased slightly in the nine-month period. The decrease in the third quarter was due to the completion of amortization for certain identifiable assets acquired in previous years, partly offset by amortization from newly-acquired assets.

Other operating gains (losses), net.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Other operating gains (losses), net	9	(6)	4	124

In the nine months ended September 30, 2013, other operating gains, net, were primarily comprised of a gain from the sale of our Corporate Services business, which was partially offset by acquisition-related costs.

Net interest expense.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Net interest expense	110	109	1%	329	348	(5%)

Both periods benefited from lower interest costs on our net pension obligations following the $500 million contribution that we made to our pension plans in the fourth quarter of 2013. That contribution reduced our net pension obligations, as well as our ongoing interest cost associated with the net obligations. However, net interest expense increased slightly in the third quarter as the benefit from the pension contribution was offset by higher interest on our debt obligations and interest on certain tax liabilities. In the nine-month period, net interest expense decreased as a result of the pension contribution and lower interest on our debt obligations. The fluctuation in interest expense on our debt obligations in both periods reflected the timing of and interest cost associated with debt issuances and repayments in the second and third quarters of 2013 (see the “Liquidity and Capital Resources - Cash Flow” section of this management’s discussion and analysis for additional information). As of September 30, 2014, over 95% of our long-term debt obligations paid interest at fixed rates (after swaps).

Other finance (costs) income.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Other finance (costs) income	(82)	38	(25)	(34)

Other finance (costs) income primarily included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Share of post-tax earnings in equity method investments.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Share of post-tax earnings in equity method investments	2	5	3	24

The third quarter and nine months ended September 30, 2013 included our share of post-tax earnings from our former joint venture in Omgeo, a provider of trade management services, which was sold in the fourth quarter of 2013.

Tax (expense) benefit.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Tax (expense) benefit	(26)	33	(53)	(423)

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In the nine months ended September 30, 2013, we recorded tax charges of $396 million in connection with intercompany sales of certain technology and content assets between our wholly owned subsidiaries. These transactions were part of the consolidation of the ownership and management of our technology and content assets and are part of our simplification program. The intercompany gains that arose from these transactions were eliminated in consolidation.

The following table sets forth significant components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

(Expense) benefit	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Discrete tax items:
Deferred tax adjustment(1)	-	-	(21)	-
Consolidation of technology and content assets(2)	-	-	-	(396)
Uncertain tax positions(3)	1	10	4	12
Corporate tax rates(4)	1	4	3	5
Other(5)	8	6	24	27
Subtotal	10	20	10	(352)

Tax related to:
Sale of businesses(6)	-	(3)	-	(26)
Operating profit of Other Businesses	1	(2)	1	(15)
Fair value adjustments	(17)	24	(10)	1
Other items	2	(1)	(1)	-
Subtotal	(14)	18	(10)	(40)
Total	(4)	38	-	(392)
(1)	Relates to the write-off of deferred tax assets established in prior years.
(2)	Relates to the consolidation of the ownership and management of our technology and content assets.
(3)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.
(4)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.
(5)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions.
(6)	Primarily relates to the sale of the Corporate Services business.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Accordingly, in our calculation of adjusted earnings for the nine months ended September 30, 2013, we removed the impact of the tax charges associated with the consolidation of technology and content assets. Within our tax provision on adjusted earnings, we amortize a portion of the taxes associated with the intercompany sales on a straight-line basis over seven years (see note 2 below).

The computation of our adjusted tax expense is set forth below:

(Expense) benefit	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Tax (expense) benefit	(26)	33	(53)	(423)
Remove: Items from above impacting comparability	4	(38)	-	392
Other adjustments:
Interim period effective tax rate normalization(1)	5	(9)	-	3
Tax charge amortization(2)	(22)	(16)	(65)	(48)
Total tax expense on adjusted earnings	(39)	(30)	(118)	(76)
(1)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(2)	For the year ended December 31, 2013, we recorded $604 million of deferred tax charges associated with the consolidation of the ownership and management of our technology and content assets. Within our tax expense on adjusted earnings, we amortize these charges on a straight-line basis over seven years. We believe this treatment more appropriately reflects our tax position because these charges are expected to be paid over seven years, in varying annual amounts, in conjunction with the repayments of interest-bearing notes that were issued as consideration in the original transactions.

Net earnings and earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2014	2013	Change	2014	2013	Change
Net earnings	250	283	(12%)	802	528	52%
Diluted earnings per share	$0.28	$0.33	(15%)	$0.93	$0.58	60%

Net earnings and the related per share amount decreased in the third quarter as higher operating profit was more than offset by higher tax expense and finance costs. Net earnings and the related per share amount increased in the nine-month period primarily due to lower tax expense.

As part of our simplification program, we are reducing the number of subsidiaries in our legal organizational structure in the fourth quarter of 2014. From an accounting standpoint, these actions will trigger the release of accumulated foreign exchange translation adjustments currently reported within shareholders’ equity to the consolidated income statement. Based on current estimates, these actions will result in a non-cash gain of approximately $900 million which we will report in Other operating gains, net.

Adjusted earnings and adjusted earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and share data)	2014	2013	Change	2014	2013	Change
Earnings attributable to common shareholders	231	271	(15%)	762	488	56%
Adjustments to remove:
Operating loss (profit) from Other Businesses	1	(9)		2	(61)
Fair value adjustments	(88)	70		(53)	(21)
Other operating (gains) losses, net	(9)	6		(4)	(124)
Other finance costs (income)	82	(38)		25	34
Share of post-tax earnings in equity method investments	(2)	(5)		(3)	(24)
Tax on above items(1)	14	(18)		10	40
Discrete tax items(1)	(10)	(20)		(10)	352
Amortization of other identifiable intangible assets	160	165		488	482
Discontinued operations	-	-		-	(6)
Interim period effective tax rate normalization(1)	5	(9)		-	3
Tax charge amortization(1)	(22)	(16)		(65)	(48)
Dividends declared on preference shares	(1)	-		(2)	(2)
Adjusted earnings	361	397	(9%)	1,150	1,113	3%
Adjusted earnings per share (adjusted EPS)	$0.45	$0.48	(6%)	$1.41	$1.34	5%
Diluted weighted-average common shares (millions)	807.6	832.1		814.0	831.7
(1)	See the “Tax expense” section above for additional information.

In the third quarter of 2014, adjusted earnings and the related per share amount decreased due to lower underlying operating profit and higher income taxes. In the nine-month period, adjusted earnings and the related per share amount increased as higher underlying operating profit and lower interest expense more than offset higher income taxes. Additionally, in both periods, adjusted earnings per share were further impacted by lower diluted weighted-average common shares primarily due to share repurchases (see Liquidity and Capital Resources - Share repurchases section of this management’s discussion and analysis for additional information). Foreign currency negatively impacted adjusted earnings per share by $0.02 in the third quarter and positively impacted adjusted earnings per share by $0.01 in the nine-month period, compared to the prior-year periods.

SEGMENT RESULTS

A discussion of the operating results of our Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science segments follows.

•	Results from the Reuters News business are included in “Corporate & Other”. These results as well as Other Businesses are both excluded from our reportable segments as neither of them qualify as a component of our four reportable segments, nor as a separate reportable segment.
•	We use segment operating profit to measure the operating performance of our reportable segments.
o	The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal and human resources are allocated to each segment based on usage or other applicable measures.
o	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; (iv) corporate-related items; and (v) fair value adjustments. We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
o	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
o	Our definition of segment operating profit may not be comparable to that of other companies.
•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. See Appendix B of this management’s discussion and analysis for additional information.

Financial & Risk

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,628	1,640	(3%)	1%	(2%)	1%	(1%)
EBITDA	408	433					(6%)
EBITDA margin	25.1%	26.4%					(130)bp
Segment operating profit	252	275					(8%)
Segment operating profit margin	15.5%	16.8%					(130)bp
	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	4,941	4,975	(3%)	1%	(2%)	1%	(1%)
EBITDA	1,233	1,213					2%
EBITDA margin	25.0%	24.4%					60bp
Segment operating profit	758	735					3%
Segment operating profit margin	15.3%	14.8%					50bp

Revenues decreased on a constant currency basis as growth from acquired businesses was more than offset by a decline in revenues from existing businesses in the third quarter and nine-month period. In both periods, the 3% decline in revenues from existing businesses was due to the lag effect of negative net sales over the past 12 months on Financial & Risk’s current period revenues, reflecting our largely subscription-based model, as well as from a continued decline in market-driven transaction revenues. The decline in transaction revenues reflected significantly lower market volatility, which resulted in lower trading volumes across global markets including equity, credit and foreign exchange. Net sales were positive in the third quarter and for the nine-month period. In the third quarter, net sales were positive in all regions for the first time since the acquisition of Reuters in 2008. Despite having positive net sales for the last nine-months, Financial & Risk’s revenues continued to decline as the impact of negative net sales in the fourth quarter of 2013 had a disproportionate impact on 2014 recurring revenue performance in the third quarter and nine-month period. The fourth quarter of 2013 net sales performance was primarily due to the fact that many banks reset their cost bases at the end of the year. Compared to the prior-year periods, Financial & Risk has experienced improvement in net sales in seven of the last eight quarters and we expect its net sales performance to continue to improve in the fourth quarter compared to the prior-year period. Financial & Risk is in the early stages of migrating some of its legacy buy-side and Foreign Exchange products to new propositions on its unified technology platform. While in some instances these migrations are expected to result in lower price realization from certain customers, we believe the revenue impact will be partly mitigated by the improving trends in net sales and the benefit of our annual price increase. As a result, we expect improved Financial & Risk revenue performance in 2015.

In the third quarter, revenues in the Americas were essentially unchanged (3% decrease from existing businesses), revenues in Europe, Middle East and Africa (EMEA) decreased 4% (5% decrease from existing businesses), and revenues in Asia Pacific were essentially unchanged (1% decrease from existing businesses). For the nine-month period, revenues decreased in the Americas and EMEA, but increased in Asia Pacific largely due to growth from acquired businesses.

Financial & Risk continues to make significant operational progress, including the transformation of its product teams and regional sales organizations, and the simplification of its technology and service platforms. In 2014, Financial & Risk launched Eikon 4.0 as well as our new Accelus ORG ID, which is a “Know Your Customer” proposition in our Risk business. We also discontinued our legacy Reuters 3000Xtra product with over 120,000 customers upgraded to Eikon. The progress in these areas had led to increased retention rates across every region, and improved net sales performance. Our simplification program continues to contribute to the reduction of our cost structure.

In 2014, we are no longer reporting revenue information for four lines of businesses in our Financial & Risk segment, as the business is no longer managed under that structure. Financial & Risk has built a unified technology platform, which is enabling us to leverage the scale of a single Financial & Risk business, and also provides a vehicle for innovation and the creation of industry solutions. The unified technology platform strategy has enabled us to simplify our structure, remove costs and focus investment spending on areas that we believe provide the greatest growth and scale opportunities.

Results by revenue type were:
•
Subscription revenues decreased 3% in both periods. Revenues from existing businesses decreased 3% and 2% in the third quarter and nine-month periods, respectively, reflecting the impact of negative net sales over the past 12 months;

•
Transactions revenues increased 3% (5% decrease from existing businesses) in the third quarter and increased 1% (6% decrease from existing businesses) in the nine-month period. The declines in revenues from existing businesses were driven by lower overall market volatility which depressed trading volumes; and

•
Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) increased 1% in the third quarter and were essentially unchanged in the nine-month period.

EBITDA, segment operating profit and the related margins decreased in the third quarter, which included higher charges from our simplification program and a significant negative impact from foreign currency. We believe that Financial & Risk’s EBITDA and underlying operating profit margins excluding the simplification charges from each period provide a better measurement of Financial & Risk’s performance.

•	Excluding charges from both periods, Financial & Risk’s EBITDA margin decreased 50bp to 26.2% in the third quarter, as cost savings resulting from earlier simplification initiatives were more than offset by unfavorable foreign exchange which negatively impacted margins by approximately 150bp compared to the prior-year period. On the same basis, Financial & Risk’s EBITDA margin increased 40bp to 26.2% in the nine-month period of 2014, as the benefits from our simplification initiatives mitigated the margin impact of the decline in revenues from existing businesses. Foreign exchange decreased EBITDA margins in the nine-months by approximately 10bp compared to the prior-year period.
•	Excluding charges from both periods, Financial & Risk’s segment operating profit margin decreased 50bp to 16.6% in the third quarter, and increased 40bp to 16.6% in the nine-month period due to the same factors that impacted EBITDA margin.

Legal

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	854	843	1%	-	1%	-	1%
EBITDA	324	320					1%
EBITDA margin	37.9%	38.0%					(10)bp
Segment operating profit	254	248					2%
Segment operating profit margin	29.7%	29.4%					30bp
	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	2,507	2,483	-	1%	1%	-	1%
EBITDA	939	922					2%
EBITDA margin	37.5%	37.1%					40bp
Segment operating profit	730	704					4%
Segment operating profit margin	29.1%	28.4%					70bp

Revenues increased on a constant currency basis in the third quarter, driven by contributions from existing businesses for the first time since the second quarter of 2013. In the nine-month period, the increase in revenues on a constant currency basis was driven by contributions from acquired businesses. In the third quarter, subscription revenues increased 4% (3% from existing businesses), transaction revenues increased 1% (existing businesses were essentially unchanged) and U.S. print revenues decreased 8% (all from existing businesses). In the nine-month period, subscription revenues increased 4% (3% from existing businesses), transaction revenues decreased 4% (all from existing businesses) and U.S. print revenues decreased 7% (all from existing businesses). Subscription revenues represented approximately 75% of Legal’s business in each period. Excluding U.S. print, Legal’s revenues increased 3% (all from existing businesses) in the third quarter and increased 3% (2% from existing businesses) in the nine-month period.

Results by line of business were:
•
Solutions Businesses revenues include non-U.S. legal information and global software and services businesses. Our Solutions businesses revenues increased 7% (6% from existing businesses) and 7% (5% from existing businesses) in the third quarter and nine-month period, respectively, driven by our U.K. Practical Law, Elite, Pangea3 and FindLaw businesses;

•	U.S. Online Legal Information revenues are primarily comprised of Westlaw and decreased 1% (all from existing businesses) in both periods; and
•
U.S. Print revenues decreased 8% and 7% (all from existing businesses), in the third quarter and nine-month period, respectively. As previously stated, we expect U.S. print revenues to decline by mid-to-high single digits for the full year 2014 compared to the prior-year period.

In the both periods, EBITDA increased compared to the prior-year periods. The related EBITDA margins decreased slightly in the third quarter, but increased 40bp in the nine-month period. Foreign exchange had no impact on the EBITDA margin in the third quarter, but accounted for all of the increase in the nine-month period. In both periods, a challenging business mix impacted margin growth. Segment operating profit growth and margin improvement benefited from lower depreciation and amortization in the third quarter and nine-month periods.

Tax & Accounting

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	301	270	9%	4%	13%	(1%)	12%
EBITDA	72	66					9%
EBITDA margin	23.9%	24.4%					(50)bp
Segment operating profit	43	34					26%
Segment operating profit margin	14.3%	12.6%					170bp
	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	973	875	9%	4%	13%	(2%)	11%
EBITDA	285	251					14%
EBITDA margin	29.3%	28.7%					60bp
Segment operating profit	192	160					20%
Segment operating profit margin	19.7%	18.3%					140bp

In both periods, revenues increased on a constant currency basis reflecting contributions from existing and acquired businesses. Recurring revenues, which comprised approximately 80% of our Tax & Accounting business in each period, increased 13% (8% from existing businesses) in the third quarter and 12% (8% from existing businesses) in the nine-month period. Transaction revenues increased 10% (9% from existing businesses) in the third quarter and 18% (14% from existing businesses) in the nine-month period.

Results by line of business were:

Third Quarter 2014 Revenues

4%
20%
30%
46%
Professional
Knowledge Solutions
Corporate
Government

•
Professional revenues from accounting firms increased 11% (all from existing businesses) in the third quarter and 9% (all from existing businesses) for the nine-month period, primarily from our CS Professional Suite and Enterprise Suite accounting software solutions;

•
Knowledge Solutions revenues increased 4% (2% from existing businesses) in the third quarter and 3% (1% from existing businesses) for the nine-month period. Revenues from existing businesses in the third quarter reflected growth in our U.S. Checkpoint business offset by a decline in non-U.S. content sales;

•
Corporate revenues increased 20% (11% from existing businesses) in the third quarter and 21% (12% from existing businesses) for the nine-month period, primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America; and

•	Government revenues, which only represents about 4% of Tax & Accounting revenues, increased 8% in the third quarter.

In both periods, EBITDA and segment operating profit increased due to the impact of higher revenues. The related margins increased as well, except that the third quarter EBITDA margin declined due to reinvestments. In the third quarter, segment operating profit and margins also benefited from lower depreciation and amortization.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	248	240	3%	-	3%	-	3%
EBITDA	76	80					(5%)
EBITDA margin	30.6%	33.3%					(270)bp
Segment operating profit	54	61					(11%)
Segment operating profit margin	21.8%	25.4%					(360)bp
	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2014	2013	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	742	707	4%	1%	5%	-	5%
EBITDA	233	229					2%
EBITDA margin	31.4%	32.4%					(100)bp
Segment operating profit	167	171					(2%)
Segment operating profit margin	22.5%	24.2%					(170)bp

In both periods, revenues increased on a constant currency basis reflecting contributions from existing businesses. The nine-month period also benefited from revenue contributions from acquired businesses. Recurring revenues, which comprised approximately 80% of our Intellectual Property & Science business in each period, increased 5% (all from existing businesses) in the third quarter and 7% (5% from existing businesses) in the nine-month period. Revenue growth from recurring revenues was partly offset by transaction revenues, which decreased 4% (5% decrease from existing businesses) in the third quarter, and decreased 1% (3% decrease from existing businesses) in the nine-month period.

Results by line of business were:
•
IP Solutions revenues increased 3% (2% from existing businesses) in the third quarter and 4% (3% from existing businesses) in the nine-month period, respectively, primarily due to recurring revenue growth from MarkMonitor;

•
Scientific & Scholarly Research revenues increased 5% (3% from existing businesses) in the third quarter and 9% (7% from existing businesses) in the nine-month period, led by higher subscriptions and discrete sales for Web of Science products; and

•
Life Sciences revenues increased 6% (5% from existing businesses) in the third quarter and 6% (1% from existing businesses) in the nine-month period led by our Business of Science and Discovery of Science solutions.

In the third quarter, EBITDA, segment operating profit and the related margins decreased as a result of unfavorable revenue mix, reinvestments in the business, and the dilutive impact of businesses acquired in 2013. In the nine-month period, the declines in EBITDA and segment operating profit margins reflected the same factors that impacted the third quarter.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Scientific & Scholarly Research business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year revenues and margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Revenues - Reuters News	79	82	240	245

Reuters News	(3)	(5)	1	(8)
Core corporate expenses	(70)	(65)	(209)	(183)
Total	(73)	(70)	(208)	(191)

In both periods, revenues from our Reuters News business were slightly lower driven by lower agency and consumer business revenues. Higher core corporate expenses in both periods reflected 2014 consulting costs associated with transforming our business.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures. In 2013, the most significant business in Other Businesses was Corporate Services, a provider of tools and solutions that help companies communicate with investors and media formerly in the Financial & Risk segment. Corporate Services was sold in the second quarter of 2013.

The results of Other Businesses were as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Revenues	-	13	2	146
Operating (loss) profit	(1)	9	(2)	61

LIQUIDITY AND CAPITAL RESOURCES

Our disciplined capital management strategy remains focused on:

•	Growing free cash flow and balancing the cash generated between reinvestment in the business and returns to shareholders; and
•	Maintaining a strong balance sheet, solid credit ratings and ample financial flexibility to support the execution of our business strategy.

Our principal sources of liquidity are cash on hand, cash provided by our operations, our $2.0 billion commercial paper programs and our $2.5 billion credit facility. From time to time, we also issue debt securities (which we did in the third quarter of 2014). Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, acquisitions and share repurchases. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

CASH FLOW

Summary of Consolidated Statement of Cash Flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Net cash provided by operating activities	585	676	(91)	1,574	1,696	(122)
Net cash used in investing activities	(252)	(327)	75	(848)	(1,340)	492
Net cash provided by (used in) financing activities	648	(1,362)	2,010	(361)	(1,022)	661
Increase (decrease) in cash and bank overdrafts	981	(1,013)	1,994	365	(666)	1,031
Translation adjustments	(17)	5	(22)	(14)	(12)	(2)
Cash and bank overdrafts at beginning of period	699	1,606	(907)	1,312	1,276	36
Cash and bank overdrafts at end of period	1,663	598	1,065	1,663	598	1,065
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	1,686	607	1,079	1,686	607	1,079
Bank overdrafts	(23)	(9)	(14)	(23)	(9)	(14)

Operating activities. The decrease in net cash provided by operating activities in both periods was primarily due to the loss of operating cash flow from Other Businesses, higher severance payments associated with our simplification program initiatives, and unfavorable working capital movements. These decreases were partly offset by favorable timing of interest payments and, in the nine-month period, higher adjusted EBITDA.

Investing activities. The decrease in net cash used in investing activities in the third quarter was principally attributable to lower acquisition spending. The decrease in net cash used in investing activities in the nine-month period also reflected lower acquisition spending and lower capital expenditures, as well as the 2013 proceeds from the sale of our Corporate Services business. In 2014, we acquired Dominio Sistemas, a Brazilian provider of accounting and software solutions primarily to accounting firms within our Tax & Accounting segment. In 2013, we acquired Practical Law, a provider of practical legal know-how, current awareness and workflow solutions within the Legal segment and T.Global, a Brazilian provider of global trade management software and solutions also within our Tax & Accounting segment. The fluctuations in capital expenditures reflected timing of spending.

Financing activities. The increase in net cash provided by financing activities for the third quarter was primarily attributable to net proceeds received from our September 2014 debt issuances, compared to the prior-year period when we repaid debt. In the nine-month period, net cash used in financing activities decreased as greater spending on share repurchases was partially offset by a net increase in debt obligations and a contribution of $120 million in Tradeweb by shareholders that have non-controlling interests in the business. The Tradeweb contribution was made in exchange for additional shares and is reflected within “Other financing activities” in the consolidated statement of cash flows. In the third quarter and nine-month period of 2014, we returned approximately $0.4 billion (2013 - $0.4 billion) and $1.5 billion (2013 - $0.9 billion), respectively, to our shareholders through dividends and share repurchases. Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding to balance the timing of completed acquisitions, dividend payments and debt repayments. We had no short-term notes outstanding at September 30, 2014. Issuances of commercial paper reached a peak of $0.2 billion during the nine-month period of 2014.
•	Credit facility. We have a $2.5 billion syndicated credit facility agreement which matures in May 2018. The facility may be utilized to provide liquidity for general corporate purposes (including support for our commercial paper programs). There were no borrowings during the first nine months of 2014. In the nine-month period of 2013, we borrowed and repaid $440 million under the credit facility.

We may request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2014.

•	Debt shelf prospectus. We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through April 2016. As of September 30, 2014, we had issued $1.0 billion principal amount of debt securities under the prospectus.
•	Long-term debt. The following table provides information regarding notes that we issued and repaid in the nine months ended September 30, 2014 and 2013:
Month/Year	Transaction	Principal Amount (in millions)
Notes issued
September 2014	1.65% Notes due 2017	US$550
September 2014	3.85% Notes due 2024	US$450
May 2013	0.875% Notes due 2016	US$500
May 2013	4.50% Notes due 2043	US$350
Notes repaid
July 2013	5.95% Notes due 2013	US$750
August 2013	5.25% Notes due 2013	US$250

The net proceeds of the September 2014 debt issuances are being used for general corporate purposes, including ongoing share repurchases and debt repayments. The net proceeds of the May 2013 debt issuance were used for general corporate purposes, including pension contributions and debt repayments.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB+	BBB (high)	BBB+
Commercial paper	P-2	A-2 (1)	R-2 (high)	F2
Trend/Outlook	Stable	Stable	Stable	Stable
(1)	The A-2 rating represents the global short-term/commercial paper rating from Standard & Poor’s. This A-2 global short-term/ commercial paper rating, taken together with our global long-term debt rating of BBB+, corresponds to a Canadian market commercial paper rating of A-1 (low) per Standard & Poor’s ratings criteria.

We are not aware of any changes to our credit ratings being contemplated by rating agencies.

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2014, we announced a $0.02 per share increase in the annualized dividend rate to $1.32 per common share. Dividends paid on our common shares were as follows for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Dividends declared	266	268	802	807
Dividends reinvested	(8)	(9)	(24)	(29)
Dividends paid	258	259	778	778
•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In October 2013, we announced plans to repurchase up to $1.0 billion of our common shares by the end of 2014. We completed these repurchases in the third quarter of 2014. In July 2014, we announced a new plan to repurchase up to an additional $1.0 billion of our common shares by the end of 2015. As of September 30, 2014, we have cumulatively repurchased 28.6 million of our common shares for slightly over $1.0 billion since our first share buyback program announced in October 2013.

We currently repurchase shares under a normal course issuer bid (NCIB), which we renewed in May 2014 for an additional 12 months. Under the current NCIB, we may repurchase up to 30 million common shares between May 28, 2014 and May 27, 2015 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

During the third quarter and nine months ended September 30, 2014, we repurchased 2.8 million and 20.6 million of our common shares for a cost of $107 million and $731 million, respectively, of which $5 million was payable to the broker at September 30, 2014. The average price per share that we repurchased in the third quarter and nine months ended September 30, 2014 was $37.29 and $35.46, respectively. During the third quarter and nine months ended September 30, 2013, we repurchased 2.9 million of our common shares for $100 million at an average price per share of $34.09.

Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. We entered into such plans with our broker on September 30, 2014 and on December 31, 2013. As a result, we recorded a liability of $125 million in “Other financial liabilities” within current liabilities at September 30, 2014 ($100 million at December 31, 2013) with a corresponding amount recorded in equity in the consolidated statement of financial position in both periods. The liability recorded on December 31, 2013 was settled in the first quarter of 2014.

Free cash flow and free cash flow from ongoing businesses.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Net cash provided by operating activities	585	676	1,574	1,696
Capital expenditures, less proceeds from disposals	(231)	(213)	(704)	(751)
Other investing activities	5	12	7	33
Dividends paid on preference shares	(1)	-	(2)	(2)
Free cash flow	358	475	875	976
Remove: Other Businesses	(2)	(24)	(1)	(76)
Free cash flow from ongoing businesses	356	451	874	900

In the third quarter, free cash flow and free cash flow from ongoing businesses decreased primarily due to lower cash from operating activities, which included higher severance payments associated with our simplification program. In the nine-month period, free cash flow decreased due to the loss of cash flow from Other Businesses, primarily our Corporate Services business, which was sold in the second quarter of 2013. Capital expenditures were higher in the third quarter, but lower in the nine-month period due to timing of spending.

FINANCIAL POSITION

Our total assets were $31.7 billion at September 30, 2014, reflecting a decrease of $0.8 billion compared to December 31, 2013. The decrease was due to payments of dividends, repurchases of shares, depreciation and amortization and changes in foreign currency, partly offset by debt issuances, assets of newly-acquired businesses and capital expenditures. See the “Cash Flow” section of this management’s discussion and analysis for additional information.

As of September 30, 2014, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as at September 30, 2014, was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt(1)

	As at
(millions of U.S. dollars)	September 30, 2014	December 31, 2013
Current indebtedness	1,117	596
Long-term indebtedness	7,810	7,470
Total debt	8,927	8,066
Swaps	39	(86)
Total debt after swaps	8,966	7,980
Remove fair value adjustments for hedges	-	(27)
Total debt after hedging arrangements	8,966	7,953
Remove transaction costs and discounts included in the carrying value of debt	80	78
Less: cash and cash equivalents(2)	(1,686)	(1,316)
Net debt	7,360	6,715
(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.
(2)	Includes cash and cash equivalents of $89 million and $105 million at September 30, 2014 and December 31, 2013, respectively, which was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The increase in net debt was primarily due to capital expenditures and payments for dividends and repurchases of shares exceeding net cash provided by operating activities during the first six months of the year.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. Our next scheduled long-term debt maturities occur in the fourth quarter of 2014 and in the third quarter of 2015 and are recorded as “Current indebtedness” in our consolidated statement of financial position. At September 30, 2014, the average maturity of our long-term debt was approximately eight years at an average interest rate (after swaps) of less than 5%.

Additional information.

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements; and
•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2013 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2014.

CONTINGENCIES

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2014 that was first communicated in February.

Our 2014 outlook for adjusted EBITDA margin and underlying operating profit margin includes an estimated $120 million of previously announced charges associated with our simplification program initiatives. Our free cash flow outlook includes the estimated cash impact of charges incurred in 2013 and expected to be incurred in 2014, as well as the impact of the loss of free cash flow from Other Businesses (approximately $375 million in the aggregate).

The following table sets forth our current 2014 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2014 outlook for revenues, adjusted EBITDA margin and underlying operating profit margin excludes the impact of foreign currency.

Revenues to be comparable to 2013

Material assumptions

Material risks

•	Gradual improvement in Financial & Risk’s net sales performance during the year
•	Gross domestic product (GDP) growth in the countries where we operate
•	Continued increase in the number of professionals around the world and their demand for high quality information and services
•	Continued operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives
•	A mid-to-high single digit decline in our U.S. print revenues within the Legal segment
•	Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers
•	Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives
•	Implementation of regulatory reform, including further Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services
•	Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty
•	Competitive pricing actions could impact our revenues

Adjusted EBITDA margin expected to be between 26.0% and 27.0%

Material assumptions

Material risks

•	Revenues expected to be comparable to 2013
•	Business mix continues to shift to higher-growth, lower margin offerings
•	Realization of expected benefits from simplification program initiatives, primarily in our Financial & Risk segment, relative to reductions in workforce, platform consolidation and operational simplification
•	Refer to the risks above related to the revenue outlook
•	Revenues from higher margin businesses may be lower than expected
•	The costs of required investments exceed expectations or actual returns are below expectations
•	Acquisition and disposal activity may dilute margins
•	Simplification program initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Underlying operating profit margin expected to be between 17.0% and 18.0%

Material assumptions

Material risks

•	Adjusted EBITDA margin expected to be between 26.0% and 27.0%
•	Depreciation and software amortization expense expected to be approximately 9.5% of revenues
•	Capital expenditures expected to be approximately 8% of revenues
•	Refer to the risks above related to adjusted EBITDA margin outlook
•	Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization

Free cash flow is expected to be between $1.3 billion and $1.5 billion

Material assumptions

Material risks

•	Revenues expected to be comparable to 2013
•	Adjusted EBITDA margin expected to be between 26.0% and 27.0%
•	Capital expenditures expected to be approximately 8% of revenues
•	Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook
•	A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance
•	Capital expenditures may be higher than currently expected resulting in higher cash outflows
•	The timing and amount of tax payments to governments may differ from our expectations

Additionally, in 2014, we expect interest expense to be between $450 million and $475 million, assuming no significant change in our level of indebtedness. We expect our 2014 effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 13% and 15%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of October 29, 2014, Woodbridge beneficially owned approximately 57% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe are offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2013, the total amount charged to Woodbridge for these services was approximately $105,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2013 were $44,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We were entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims were made before April 17, 2014. As there were no claims against the indemnity by current or former directors and officers, we did not seek indemnification from Woodbridge under this arrangement.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $500,000 for the nine months ended September 30, 2014.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2014.

SUBSEQUENT EVENTS

There were no material events occurring after September 30, 2014 through the date of this management’s discussion and analysis.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2013 annual management’s discussion and analysis, which is contained in our 2013 annual report, as well as note 2 of our consolidated interim financial statements for the nine months ended September 30, 2014, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2013 annual management’s discussion and analysis, which is contained in our 2013 annual report, for additional information. Since the date of our 2013 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We are also in the process of automating manual processes and updating workflows associated with intercompany revenue and cost allocation. In 2014, we outsourced the support for selected financial applications and general accounting processes as part of our simplification program. Therefore, the internal control activities associated with the outsourced functions are being performed by the third-party providers. However, our management remains responsible for the end-to-end control environment. We continue to modify the design and documentation of the related internal control processes and procedures as the implementations of these initiatives progress.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of October 29, 2014, we had outstanding 799,912,559 common shares, 6,000,000 Series II preference shares, 10,315,302 stock options and a total of 7,471,749 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2013 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about 2014 expectations in the “Overview” and ”Outlook” sections, our expectations about additional charges associated with our simplification program initiatives and expected cost savings, net sales, pricing, and revenue performance in the Financial & Risk segment, U.S. print revenues in our Legal segment and future share repurchases. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2013 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses
Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.
	Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.	Revenues
Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.

Underlying operating profit and underlying operating profit margin
Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings (loss) from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin
Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.
Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.
Earnings (loss) from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share
Earnings (loss) attributable to common shareholders and per share excluding:	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings (loss) attributable to common shareholders and earnings (loss) per share attributable to common shareholders
• the pre-tax impacts of amortization of other identifiable intangible assets;
•
the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares; and

amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.
This measure is calculated using diluted weighted-average shares.
In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.
	Provides a commonly used measure of a company’s leverage.	Total debt (current indebtedness plus long-term indebtedness)
Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Free cash flow
Net cash provided by operating activities, and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses
Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the three and nine months ended September 30, 2014 and 2013.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA AND ADJUSTED EBITDA LESS CAPITAL EXPENDITURES

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change	2014	2013	Change
Earnings from continuing operations	250	283	(12%)	802	522	54%
Adjustments to remove:
Tax expense (benefit)	26	(33)		53	423
Other finance costs (income)	82	(38)		25	34
Net interest expense	110	109		329	348
Amortization of other identifiable intangible assets	160	165		488	482
Amortization of computer software	195	195		586	571
Depreciation	97	102		294	310
EBITDA	920	783		2,577	2,690
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(5)		(3)	(24)
Other operating (gains) losses, net	(9)	6		(4)	(124)
Fair value adjustments	(88)	70		(53)	(21)
EBITDA from Other Businesses(1)	1	(9)		2	(61)
Adjusted EBITDA	822	845	(3%)	2,519	2,460	2%
Remove: Capital expenditures, less proceeds from disposals (excluding Other Businesses(1))	231	212		704	750
Adjusted EBITDA less capital expenditures	591	633	(7%)	1,815	1,710	6%
Adjusted EBITDA margin	26.5%	27.5%	(100)bp	26.8%	26.5%	30bp
Adjusted EBITDA less capital expenditures margin	19.0%	20.6%	(160)bp	19.3%	18.4%	90bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended September 30, 2014			Three months ended September 30, 2013
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	252	156	408	275	158	433
Legal	254	70	324	248	72	320
Tax & Accounting	43	29	72	34	32	66
Intellectual Property & Science	54	22	76	61	19	80
Corporate & Other (includes Reuters News)	(73)	15	(58)	(70)	16	(54)
Total	530	292	822	548	297	845
**	Excludes Other Businesses(1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINUED)

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	758	475	1,233	735	478	1,213
Legal	730	209	939	704	218	922
Tax & Accounting	192	93	285	160	91	251
Intellectual Property & Science	167	66	233	171	58	229
Corporate & Other (includes Reuters News)	(208)	37	(171)	(191)	36	(155)
Total	1,639	880	2,519	1,579	881	2,460
**	Excludes Other Businesses(1)
(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses were as follows:
	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Revenues	-	13	2	146
Operating (loss) profit	(1)	9	(2)	61
Depreciation and amortization of computer software	-	-	-	-
EBITDA	(1)	9	(2)	61
Capital expenditures, less proceeds from disposals	-	1	-	1

APPENDIX C

QUARTERLY INFORMATION

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2014	2013	2014	2013	2014	2013	2013	2012
Revenues	3,130	3,175	3,159	3,163	3,107	3,086	3,278	3,364
Operating profit	359	390	381	597	466	316	213	537
Earnings (loss) from continuing operations	292	(17)	260	256	250	283	(347)	365
Earnings from discontinued operations, net of tax	-	-	-	6	-	-	4	3
Net earnings (loss)	292	(17)	260	262	250	283	(343)	368
Earnings (loss) attributable to common shareholders	282	(31)	249	248	231	271	(351)	352

Dividends declared on preference shares	(1)	(1)	-	(1)	(1)	-	(1)	(1)

Basic earnings (loss) per share
From continuing operations	$0.34	($0.04)	$0.31	$0.29	$0.29	$0.33	($0.43)	$0.41
From discontinued operations	-	-	-	0.01	-	-	-	0.01
	$0.34	($0.04)	$0.31	$0.30	$0.29	$0.33	($0.43)	$0.42
Diluted earnings (loss) per share
From continuing operations	$0.34	($0.04)	$0.31	$0.29	$0.28	$0.33	($0.43)	$0.41
From discontinued operations	-	-	-	0.01	-	-	-	0.01
	$0.34	($0.04)	$0.31	$0.30	$0.28	$0.33	($0.43)	$0.42

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profit.

Revenues - Revenues declined in first and second quarters of 2014, as well as in the fourth quarter of 2013 compared to the respective prior-year periods, due to the impact of divestitures. Revenue performance over all periods reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue changes. Foreign currency had a positive impact on revenues in the second quarter of 2014, but had no impact on revenues in all other periods.

Operating profit - Operating profit increased in the third quarter of 2014 compared to the prior-year period primarily due to favorable fair value adjustments. Operating profit decreased in the first and second quarters of 2014 compared to the respective prior-year periods as 2013 included operating profit from Other Businesses, which were sold later in the year, and as the current year periods included unfavorable fair value adjustments. The second quarter of 2013 also included a gain on sale of our Corporate Services business. In the fourth quarter of 2013, operating profit included $275 million of charges associated with our simplification program initiatives.

Net earnings (loss) - Net earnings in the third quarter of 2014 were lower than the third quarter of 2013 as higher operating profit was more than offset by higher financing costs and income tax expense. Net earnings in the second quarter of 2014 were comparable to the prior-year period as lower operating profit was offset by lower tax expense. The second quarter of 2013 included an income tax charge of $161 million associated with the consolidation of the ownership and management of our technology and content assets, which are part of our simplification program. The net losses in the first quarter and fourth quarter of 2013 were primarily due to $235 million and $425 million, respectively, of tax charges associated with the consolidation of the ownership and management of our technology and content assets.